                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                            Brite Voice Systems, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   110411 10 5
           --------------------------------------------------------
                                 (CUSIP Number)

           Scott A. Maltz, c/o Telecom Services Div., Brite Voice Systems, Inc., 220 Montgomery Street, Suite 917, San Francisco, CA 94104 415-291-8440
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 9, 1995
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page  1  of  3  Pages
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CUSIP No. 110411 10 5                  13D                 Page  2  of  3  Pages
          -----------                                           ---    ---

 Scott A. Maltz
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             787,702
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             787,702
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     787,702
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                          Page  3  of  3  Pages
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ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement relates is the common stock, no par vlaue, of Brite Voice Systems, Inc., a Kansas corporation.

The name and address of the principal executive offices of the issuer are:

     Brite Voice Systems, Inc.
     7309 East 21st Street North
     Wichita, Kansas  67206

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Scott A. Maltz

     (b)  c/o Telecom Services Div.
          Brite Voice Systems, Inc.
          220 Montgomery Street, Suite 917
          San Francisco, CA  94104

     (c)  Vice President
          Brite Voice Systems, Inc.
          220 Montgomery Street, Suite 917
          San Francisco, CA  94104

     (d)  None

     (e)  None

     (f)  United States of America


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Effective August 9, 1995, Telecom Services Limited (U.S.), Inc., Telecom Services Limited (West), Inc., TSL Software Services, Inc., and TSL Management Group, Inc. (collectively the "TSL Companies"), were merged into Brite Voice Systems, Inc. (the "Mergers"). In connection with the Mergers, the shareholders of the TSL Companies received an aggregate of 3,331,000 shares of Brite Voice Systems, Inc., common stock and Mr. Maltz, as a principal stockholder of the TSL Companies, received 787,702 of such shares in exchange for all of his shares of common stock in the TSL Companies.


ITEM 4.  PURPOSE OF TRANSACTION

     Mr. Maltz now holds 787,702 shares of the common stock, no par value, of Brite Voice Systems, Inc., solely as a personal investment.

     Mr. Maltz has agreed with Brite Voice Systems, Inc., to be appointed to its Board of Directors at the next meeting of the Board of Directors to be held in September, 1995.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  Scott A. Maltz:  787,702 shares; 6.9%

     (b) Scott A. Maltz: Sole voting power and sole dispositive power as to all of the shares referred to in (a)

     (c)  See Item 3 above

     (d)  None

     (e)  Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.



                                      SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        August 17, 1995
                                       ----------------------------------------
                                       (Date)
                                        s/ Scott A. Maltz
                                       ----------------------------------------
                                       (Signature)
                                        Scott A. Maltz
                                       ----------------------------------------
                                       (Name/Title)